Exhibit 8(b)

Schedule A

To the Administration Agreement dated May 31, 2021 by and among BlackRock Advisors, LLC and each entity listed on Schedule A hereto, as may be amended from time to time.

(As of August 1, 2023)

Fees

Fund	Class	Administration Fee (as % of net assets)[1]
iShares MSCI EAFE International Index Fund of BlackRock Index Funds, Inc.	Institutional Shares	0.08
	Investor A Shares	0.08
	Class K Shares	0.03
	Investor P Shares	0.08
	Class G Shares	0.015

Accepted and Agreed to effective as of the date above:

BlackRock Advisors, LLC	BlackRock Index Funds, Inc., on behalf of its series listed on this Schedule A

By: /s/ Trent Walker	By: /s/ Mark Kelly
Name: Trent Walker	Name: Mark Kelly
Title: Managing Director	Title: Assistant Treasurer

[1]

Expenses attributable to one or more, but not all, of the funds or share classes (such as shareholder servicing expenses) shall be charged against the assets of the relevant funds or share classes. Because of the differences in the expenses attributable to one or more, but not all, of the share classes of a particular fund, a fund may have different administration fees for different share classes.